Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048 Email: jha@stevenslee.com Direct Fax: (610) 371-7960
August 8, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Shiner International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 23, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated August 3, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italics below and provided the Company’s response immediately thereafter.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements, page 53

Note 13 – Segment Information, page F-19

1.
We note your response to prior comment one, from our letter dated July 7, 2011. Based on the information you have presented in your response letter, it appears that your tobacco film, coated film and color printed products operating segments do not have similar economic characteristics. For example, we note differences in the historical gross margins of tobacco film, coated film and color printed products. Therefore, it appears to us that by aggregating the three operating segments into your Flexible Packaging reporting segment, you may not meet the basic principles and objectives of FASB ASC 280, since a more disaggregated approach would provide users with more specific information to assess your performance. Please reconsider your approach or tell us why you believe your aggregation policy complies with FASB ASC 280-10-50-11.

The Company has reconsidered its approach as suggested by the Staff and revised the disclosure in Amendment No. 4 to the Annual Report on Form 10-K/A to reflect four business segments:  BOPP tobacco film, coated film, color printing products and advanced film.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart
Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.